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                             May 22, 2020

       Scott W. Lynn
       Chief Executive Officer
       Masterworks 012, LLC
       497 Broome Street
       New York, NY 10013

                                                        Re: Masterworks 012,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed April 24,
2020
                                                            File No. 024-11202

       Dear Mr. Lynn:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 24, 2020

       Risk Factors, page 10

   1. We note that you have listed some broad categories of risk factors applicable to an investment in your
offering. Item 3 of Form 1-A requires a carefully organized series of short, concise
paragraphs, summarizing the most significant factors that make the offering speculative or
substantially risky. Please revise your offering circular to include more specific risk factor
disclosure.
   2. We note your risk factor related to COVID-19. Please update your risk factor to explain what issues related to
COVID-19 may make an investment speculative or risky. Please refer to CF Disclosure
Guidance: Topic No. 9 (March 25, 2020).
 Scott W. Lynn
FirstName LastNameScott W. Lynn
Masterworks 012, LLC
Comapany NameMasterworks 012, LLC
May 22, 2020
Page 2
May 22, 2020 Page 2
FirstName LastName
Description of the Business, page 38

3. Please amend your disclosure to describe what will happen if the Painting fails its physical inspection.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Laura Anthony, Esq.